EXHIBIT 11

COMPUTATION OF EARNINGS PER COMMON SHARE

(Unaudited)

	For The Three Months		For The Nine Months
	Ended September 30,		Ended September 30

	2001	2000	2001	2000

NET INCOME	$145,839	$(55,258)	$185,339	$23,071

WEIGHTED AVERAGE SHARES:
Common shares outstanding	8,070,136	7,007,604	7,774,391	7,002,517
Assumed conversion of options and warrants	203,281	—	166,204	—

	8,273,417	7,007,604	7,940,595	7,002,517

INCOME PER COMMON SHARE:
Basic	$.02	$(.01)	$.02	$.00
Diluted	$.02	$(.01)	$.02	$.00

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